UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

3SBio Inc.

(Name of issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of class of securities)

88575Y1051

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing seven Ordinary Shares.

Cover Page: Reporting Person 1

1	Names of reporting persons S.S. or I.R.S. Identification no. of above person: Lan’s Holdings Limited None
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 8,232,219
	7	Sole dispositive power 0
	8	Shared dispositive power 8,232,219
9	Aggregate amount beneficially owned by each reporting person 8,232,219 ordinary shares held in the name of Lan’s Holdings Limited, which is owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%).
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 5.47%
12	Type of reporting person* CO

Cover Page: Reporting Persons 2 and 3

1	Names of reporting persons S.S. or I.R.S. Identification no. of above person: Mr. Xiaobing Liu; Ms. Ying Luan None
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 8,232,219
	7	Sole dispositive power 0
	8	Shared dispositive power 8,232,219
9

Aggregate amount beneficially owned by each reporting person

8,232,219 ordinary shares held in the name of Lan’s Holdings Limited, a British Virgin Island Company and a reporting person listed on the previous page of this statement on Schedule 13G. Mr. Xiaobing Liu and Ms. Ying Luan are the beneficial owners, respectively, 49% and 51%, of Lan’s Holdings Limited.

10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 5.47%
12	Type of reporting person* IN

Item 1	(a)	Name of Issuer:

3SBio Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang F4, 110027, People’s Republic of China.

Item 2	(a)	Name of Person Filing:

Mr. Xiaobing Liu, a citizen of The People’s Republic of China (“Liu”); Ms. Ying Luan, a citizen of The People’s Republic of China (“Luan”) and Lan’s Holdings Limited, a British Virgin Islands company (“LHL”) (each a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Liu and Ms. Luan are the beneficial owners of LHL. Consequently, Mr. Liu and Ms. Luan may be deemed to control LHL, and share with LHL voting and dispositive power over the Ordinary Shares of the Issuer held by it.

Mr. Xiaobing Liu

(a) Name of Person Filing:

Xiaobing Liu

(b) Address of Principal Business Office:

Room 22B, No. 969 Beijing Road West, Jianan District, Shanghai, PRC.

(c) Citizenship:

The People’s Republic of China

(d) Title of Class of Securities:

Ordinary Shares

(e) CUSIP Number:

88575Y105

Ms.Ying Luan

(a) Name of Person Filing:

Ying Luan

(b) Address of Principal Business Office:

Room 22B, No. 969 Beijing Road West, Jianan District, Shanghai, PRC.

(c) Citizenship:

The People’s Republic of China

(d) Title of Class of Securities:

Ordinary Shares

	(e)	CUSIP Number:

88575Y105

Lan’s Holdings Limited

	(a)	Name of Person Filing:

Lan’s Holdings Limited

	(b)	Address of Principal Business Office:

Room 22B, No. 969 Beijing Road West, Jianan District, Shanghai, PRC.

	(c)	Citizenship:

British Virgin Islands

	(d)	Title of Class of Securities:

Ordinary Shares

	(e)	CUSIP Number:

88575Y105

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a)-(c). Each Reporting Person named in response to Item 2 hereof had, as of December 31, 2009, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Ordinary Shares as follows:

The percentage amounts are based on 150,575,955 Ordinary Shares outstanding as of December 31, 2008, as derived from the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2009.

Because Mr. Liu and Ms. Luan are the beneficial owners of LHL, consequently, Mr. Liu and Ms. Luan may be deemed to control LHL, and share with LHL voting and dispositive power over the Ordinary Shares of the Issuer held by it.

Mr.Xiaobing Liu

(a) Amounts beneficially owned:

8,232,219

(b) Percentage of class:

5.47%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

8,232,219

(iii) sole power to dispose or to direct the disposition:

0

(iv) shared power to dispose or to direct the disposition:

8,232,219

Ms. Ying Luan

(a) Amounts beneficially owned:

8,232,219

(b) Percentage of class:

5.47%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

8,232,219

(iii) sole power to dispose or to direct the disposition:

0

(iv) shared power to dispose or to direct the disposition:

8,232,219

LHL

(a) Amounts beneficially owned:

8,232,219

(b) Percentage of class:

5.47%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

8,232,219

(iii) sole power to dispose or to direct the disposition:

0

(iv) shared power to dispose or to direct the disposition:

8,232,219

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Members of this group are set forth as Reporting Persons in this statement on Schedule 13G.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010

/s/ Xiaobing Liu
Mr. Xiaobing Liu

/s/ Ying Luan
Ms. Ying Luan

Lan’s Holdings Limited

By:	/s/ Xiaobing Liu
Name:	Mr. Xiaobing Liu
Title:	Beneficial Owner and Director

By:	/s/ Ying Luan
Name:	Ms. Ying Luan
Title:	Beneficial Owner and Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, and the American Depositary Shares, as applicable, of 3SBio Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in counterparts that, taken together, shall constitute one and the same instrument.

Dated: February 11, 2010

/s/ Xiaobing Liu
Mr. Xiaobing Liu

/s/ Ying Luan
Ms. Ying Luan

Lan’s Holdings Limited

By:	/s/ Xiaobing Liu
Name:	Mr. Xiaobing Liu
Title:	Beneficial Owner and Director

By:	/s/ Ying Luan
Name:	Ms. Ying Luan
Title:	Beneficial Owner and Director